June 7, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon Inc.
Registration Statement on Form S-1 (File No. 333-182662)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Goldman, Sachs & Co., the representative of the underwriters (the “Representative”), hereby joins in the request of Gigamon Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-182662) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on June 11, 2013, or as soon thereafter as practicable. The undersigned, as Representative of the underwriters, confirms that it is aware of its obligations under the Securities Act.

Additionally, we hereby advise you that we have distributed approximately 7,844 copies of the Preliminary Prospectus dated May 29, 2013 through the date hereof, to underwriters, dealers, institutions and others.

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The undersigned, as Representative of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Goldman, Sachs & Co.
As representative of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Green
Name: Adam T. Green
Title: Vice President